UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 26, 2014

Commission File Number: 000-52311

PLAY LA INC.

20 Mount Clapham, St. Michael, Barbados, BB 14005

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                     Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                No [X]                         Yes

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                No [X]                        Yes

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

As used in this current report and unless otherwise indicated, the terms "we", "us" and "our" refer to Play LA Inc. Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "common shares" refer to the common shares in our capital stock.

Press Release

Play LA Inc. (the “Company”) retained the services of a BVI law firm to represent its interests against NFC Data Inc. and NFC Data Inc’s related parties. NFC Data Inc. is currently in default on loans owed to the Company and other lenders. The loans are related to the Share Purchase Agreement that NFC Data Inc. signed with Play LA Inc. on December 12th, 2012, and subsequently withdrew from, a proposed transaction that would have seen the Company exchange shares and acquire the business and assets of NFC Data Inc. in a deal that valued NFC Data Inc. at $7,500,000. The Company further notes that this was a unilateral decision made by NFC Data Inc., and that Play LA Inc. fully intended to complete the transaction.

Exhibits.

      The following exhibits are being furnished as part of this Report.

Exhibit
Number	Description

10.7	Share Purchase Agreement with NFC Data Inc. (filed on Form 6K December 12, 2012)

99.1	Play LA Inc. Retains Top BVI Law Firm Harney Westwood & Riegels to Act in NFC Data Inc. Withdrawal from Share Purchase Agreement

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAY LA INC.

Date: February 26, 2014	By:	/s/ David Hallonquist
David Hallonquist
Chief Executive Officer